Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated March 16, 2009, relating to the consolidated statements of financial condition of Banner Corporation and subsidiaries (the Company) as of December 31, 2008 and 2007, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2008, and of our same report, with respect to the Company’s internal controls over financial reporting as of December 31, 2008, incorporated by reference in the Banner Corporation Prospectus for the issuance of 124,000 Shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A, and 1,707,989 Shares of Common Stock and Warrant to Purchase Such Shares.

/s/Moss Adams LLP

Spokane, Washington
August 24, 2009